Exhibit 99.1

CLIK announces to collaborate with an advanced technology company under the Tencent SSV initiatives, to jointly promote 24-hour instant device service for senior citizens in Hong Kong; and also announces change to board composition

-	CLIK will collaborate with Flash Mutual, an advanced technology company under the Tencent SSV initiatives, to jointly promote 24-hour instant device services for senior citizens in Hong Kong

-	Tencent SSV is an initiative launched by Tencent, a world leading internet and technology company, aiming to leverage its unique digital platform and technology to drive Sustainable Social Value (SSV) globally

-	CLIK also announces the appointment of Mr. Lam Kai Yuen, Gabi as the new independent director

May 14, 2025 (GLOBE NEWSWIRE) -- Today, Click Holdings Limited (NASDAQ: CLIK) (“Click” or the “Company” or “we” or “our”), signed a cooperation agreement with Flash Mutual Technology (International) Company Limited (“Flash Mutual”) in which both parties agreed to jointly promote 24-hour instant device service for senior citizens in Hong Kong.

Flash Mutual is a national high-tech enterprise headquartered in Guangdong, China. Being an advanced technology partner under the Tencent Sustainable Social Value (“Tencent SSV”) initiatives, Flash Mutual aims to provide integrated digital solutions for the elderly, students, and the disabled by the use of artificial intelligence.

Tencent SSV is an initiative under Tencent, a world leading internet and technology company, aiming to use its unique digital platform and technology to drive sustainable social value globally and to improve lives of billions of people every day.

By leveraging the use of AI, instant device service offers round-the-clock smart monitoring for senior citizens to enhance their safety and to provide timely assistance when necessary.

Together with the government-sponsored Community Care Service Voucher scheme for elderly (CCSV scheme) recently entered into, CLIK expects the partnership to generate significant cross-selling synergies and boost revenue.

CLIK considers the collaboration as an opportunity to further strengthen its elderly service business, aiming to offer a comprehensive one-stop solution for senior citizens in Hong Kong.

Change in board composition

CLIK today announced the appointment of Mr. Lam Kai Yuen as an independent director, a member of the audit committee, compensation committee, nominating committee and corporate governance committee of the Company's board of directors (the "Board"), following the resignation of Mr. Moy Yee Wo Matthew as an independent director, the chairman of the audit committee, a member of the compensation committee and nominating and corporate governance committee of the Board, effective 14 May 2025. Due to personal commitments, Mr. Moy will be re-designated as a consultant, focusing on investor relations, to continue serving the Company and confirmed that there was no disagreement with the Board, the Company or any of its affiliates on any matter relating to the Company's operations, policies or practices.

The Board has also approved that Mr. Tse Wah Ping, who has served as an independent director of CLIK since October 2024, will replace Mr. Moy as the chairman of the audit committee of the Board, effective 14 May 2025.

"We are delighted to welcome Mr. Lam on Board and believe his wealth of experience in management can bring invaluable insights to help guiding the Company ahead.” stated Mr. Chan Chun Sing, Chairman and Chief Executive Officer of CLIK. “We are also grateful to Mr. Moy for his services throughout his tenure and look forward to his further contribution in the new role," continued Mr. Chan.

Following the aforementioned changes, the Board now consists of four directors, including three independent directors. The audit committee of the Board is comprised of Mr. Tse Wah Ping, Ms. Chik Wai Chun and Mr. Lam Kai Yuen.

About Click Holdings Limited

We are a fast-growing human resources solutions provider based in Hong Kong, aiming to match our client’s human resources shortfall through our proprietary AI-empowered talent pool by one “click”. Our key businesses primarily include nursing solution (mainly seniors) services, logistics solution services and professional solution services.

For more information, please visit https://clicksc.com.hk.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For enquiry, please contact:

Click Holdings Limited
Unit 709, 7/F., Ocean Centre
5 Canton Road
Tsim Sha Tsui, Kowloon
Hong Kong
Email: jack.wong@jfy.hk
Phone: +852 2691 8900